Organizational Structure
Initial Application

Organization Chart – Subsidiaries and Material Affiliates[1]



Pacific Credit Rating Holding, Inc. (Panamá)
98.53% Ownership
Calificadora de Riesgos Pacific Credit Rating S.A. (Bolivia)
99.99% Ownership
Calificadora de Riesgos Pacific Credit Rating S.A. (Costa Rica)
99.99% Ownership
Calificadora de Riesgos Pacific Credit Rating S.A. (Ecuador)
99.99% Ownership
Pacific Credit Rating S.A. de C.V., Clasificadora de Riesgo (El Salvador)
99.99% Ownership
Pacific Credit Rating Guatemala, S.A. (Guatemala)
99.99% Ownership
Clasificadora de Riesgo Pacific Credit Rating S.A.C. (Peru)
100% Ownership
Pacific Credit Rating Inc. (Panamá)
99.99% Ownership
Pacific Credit Rating S.A. de C.V. Clasificadora de Riesgo (Honduras) Branch Office [Branch Office]
99.99% Ownership
Pacific Credit Rating S.A. de C.V. Clasificadora de Riesgo (Nicaragua) Branch Office
100% Ownership
Pacific Credit Rating (PCR), S.R.L. (República Dominicana)

[1]All of the affiliates are separate legal entities except Nicaragua and Honduras, whose operation is conducted by the El Salvador entity.
Each credit rating issued by any of the affiliates is on behalf of the NRSRO applicant: Clasificadora de Riesgo Pacific Credit Rating S.A.C. ("PCR").
Each affiliate is subject to the policies and procedures of the applicant, PCR.


Global Qualification Committee
Rating Committee
Shareholders' Meeting
External Audit
Board of Directors
Internal Audit, Risk, and Compliance Committee
Internal Complaints, Claims, or Reports Management Committee
Technical Committee for the Evaluation of Methodologies and Rating Criteria
Innovation Committee
Operations Committee
Selection and Compensation Committee
Execution Committees
Compliance Department
Internal Control Analyst
Internal Control Analyst
Comprehensive Risk Management
Internal Audit
Global Regulatory Affairs
Executive President
VP of Business
Country Managers/General Manager
Country/Sales Coordinators
Administrative Assistant
Administrative Assistant
Manageme nt Assistant
Head of Communications and Business
Communications Analyst
Graphic Designer
Human Capital Department
Organizational Development Department
Recruitment and Selection Department
Administration and Finance Department
Accounting Department
Accounting Analyst
Information Technology Department
IT Analyst
IT Analyst
Head of Technology Projects
Project Analyst
Project Analyst
Full Stack Developer
VP of Analysis
Analysis Department PE/EC/BO
Senior Analysts
Principal Analysts
Risk Analysts
Analysts
Analysis Assistants
Analysis Department GT/PN/RD
Senior Analysts
Principal Analysts
Risk Analysts
Analysts
Analysis Assistants
Analysis Department SV/HN/CR/NI
Senior Analysts
Principal Analysts
Risk Analysts
Analysts
Analysis Assistants